

Mail Stop 3720

March 2, 2011

Via U.S. Mail and Fax
Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Canton Center Drive
Suite E
Baltimore, MD 21227

> **Re:** **View Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed   February 16, 2011**
> **File No.   000-30178**

Dear Mr. Than:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director